Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Forest Road – Beachbody – Myx Merger Announcement – Business Insider Coverage | March 3, 2021

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Business Insider | Inside Myx and Beachbody’s new $2.9 billion fitness SPAC created to take on the likes of Peloton and Tonal with a more holistic approach to health

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Inside Myx and Beachbody’s new $2.9 billion fitness SPAC created to take on the likes of Peloton and Tonal with a more holistic approach to health

Business Insider

By Bethany Biron

March 3, 2021

A woman rides a Myx stationary bicycle. Myx

●	Myx Fitness and Beachbody entered into a three-way merger with SPAC Forest Road in February.

●	The newly formed $2.9 billion company plans to go public in the second quarter of 2021.

●	Both Myx and Beachbody aim to expand their customer bases and reach mass market appeal.

Myx Fitness and Beachbody are hopping on the special-purpose acquisition company ( SPAC ) trend to take their companies public — all to best capitalize on the virtual at-home fitness boom.

The fitness brands announced in mid-February they had entered into a three-way merger with the SPAC Forest Road Acquisition Corp, with intentions to bring the newly formed $2.9 billion company public in the second quarter of 2021. The merger marks the latest in a rising number of SPAC deals across a wide array of industries, including the fast-growing fitness, health, and wellness categories.

For Myx and Beachbody, the deal serves as a way to simplify workout options for Americans navigating an increasingly saturated at-home fitness market created by the pandemic. The newly formed company will appeal to consumers looking for a more holistic approach to health by uniting Myx’s stationary bicycles with Beachbody’s streaming platforms and nutrition products.

The joint company is set to be listed on the New York Stock Exchange under the ticker “BODY.”

Myx looks to fill the connected bike ‘white space’

Similar to many of its at-home fitness peers, Myx experienced a sharp increase in demand in 2020 in response to the pandemic. According to CEO Herberto Calves, 2020 was the company’s best-performing year, selling more than 27,000 connected bikes and reaching nearly $30 million in revenue.

Now, as the company joins brands like Echelon aiming to take on Peloton by touting cheaper, more accessible products — a Myx bike starts at $1,299 compared to Peloton’s $1,895 — Calves said Myx has the added benefit of tapping into Beachbody’s 2.6 million existing digital subscribers and nutrition product mix.

From this captive audience, Myx will be able to identify new riders and expand its reach to users looking for alternatives to the more expensive fitness products, Calves said.

“We felt strongly there was a white space left by everybody that was in the market already like Peloton, Tonal, Mirror, and Hydro,” he said. “The space that was left open is this broad market consumer that was looking for a fitness solution that would help them live life better.”

According to Calves, Myx conducted extensive customer research to better understand their user base and further identify ways to carve a niche. What they found is Myx users tend to prefer simplicity in their workouts, and are often less competitive in disposition than Peloton riders.

“Some of the things we learned about our consumer is they’re not motivated by competitive leaderboards,” Calves said. “They didn’t necessarily need a big group class setting, and from a metric standpoint, what they really wanted was heart rate based training, calorie burn information, and personalization and customization.”

A Beachbody instructor leads a digital workout class. Beachbody

Beachbody and Myx look to go mass market

Beachbody, on the other hand, aims to appeal to a wider audience by teaming with Myx to go public and offering a comprehensive wellness and lifestyle approach, CEO Carl Daikeler told Insider.

“What’s so distinct about [Myx and Beachbody] is we’re not pursuing an end game in terms of being the leader in connected fitness,” Daikeler said. “Our end game is being the leader in helping people get real results and engage in healthy lifestyle choices.”

Daikeler said his goal in utilizing the SPAC approach is to mirror the companies that are finding success taking an accelerated approach to going public while also taking advantage of skyrocketing demand for digital fitness.

“The SPAC route was an efficient way into the public markets, to let us raise capital and take advantage of significant growth opportunities in this unique period in time of disruption of in-home fitness and fitness in general,” he said.

Daikeler added that both he and Calves were enticed by the opportunity to work with “accomplished executives in digital streaming” including Tom Staggs and Kevin Mayer — the former CEOs of Disney and TikTok, respectively — who are joining the newly formed company’s board of directors.

Staggs and Mayer will both lend their streaming video expertise to both companies as they continue to vie for a larger piece of the at-home fitness market. In working with such seasoned professionals, the aim now is for Beachbody and Myx to “achieve incredible mass market scale of both our digital platforms,” Daikeler said.

“The SPAC gave us a way to merge with Myx in the most efficient way possible and the ability to bring together our proven approach to creating compelling fitness content together with indoor cycling, and a company that knows how to do it,” he said. “[Myx] obviously came out of the gate well-organized well-managed, but with a unique selling proposition to make the genre affordable for most people.”

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

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